Exhibit 12.2

American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Income before income taxes	$470	$290	$1,483	$235
Add: Total fixed charges (per below)	318	482	995	1,329
Less: Interest capitalized	14	10	37	35
Total earnings before income taxes	774	762	2,441	1,529
Fixed charges:
Interest	150	222	480	561
Portion of rental expense representative of the interest factor	168	260	515	768
Total fixed charges	318	482	995	1,329
Ratio of earnings to fixed charges	2.43	1.58	2.45	1.17